Exhibit 99.1

Exceed Company Ltd.

SIX MONTHS ENDED JUNE 2014 financial Results

Fujian, China, December 19, 2014 - Exceed Company Ltd. (NASDAQ: EDS) (“Exceed” or “the Company”), the owner and operator of the “Xidelong” brand - one of the leading domestic sportswear brands in China, today released its unaudited financial results for the six months ended June 30, 2014.

Financial Highlights – Six months ended June 30, 2014 (1)

•	Revenue was RMB845.2 million (US$136.2 million), representing a 29.7% period-over-period increase.

•	Gross profit was RMB230.9 million (US$37.2 million), representing a 32.2% period-over-period increase. Gross margin was 27.3%, representing a 0.5 percentage point increase as compared to 26.8% for the six months ended June 30, 2013.

•	Operating profit was RMB96.9 million (US$15.6 million), representing a 157.7% period-over-period increase.

•	Net profit was RMB70.4 million (US$11.4 million), representing a 176.1% period-over-period increase.

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(1) The Company’s reporting currency is Renminbi (“RMB”). RMB numbers included in this press release have been translated into U.S. dollars at the rate of USD1.00 = RMB6.2036 , the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board, on June 30, 2014. The translation of amounts from RMB to United States dollars is solely for the convenience of the reader. No representation is made that RMB amounts could have been, or could be, converted into U.S. dollars at that rate or at any other rate on June 30, 2014.

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About Exceed Company Ltd.

Exceed Company Ltd. designs, develops and engages in wholesale of footwear, apparel and accessories under its own brand, XIDELONG, in China. Since it began operations in 2002, Exceed has targeted its growth on the consumer markets in second and third-tier cities in China. Exceed has three principal categories of products: (i) footwear, which comprises running, leisure, basketball, skateboarding and canvas footwear, (ii) apparel, which mainly comprises sports tops, pants, jackets, track suits and coats, and (iii) accessories, which mainly comprise bags, socks, hats and caps. Exceed Company Ltd. currently trades on Nasdaq under the symbol "EDS".

Contacts:

Investor Relations
 Exceed Company Ltd.
 Vivien Tai
+852 3975-8116
ir@xdlong.cn

– FINANCIAL TABLES TO FOLLOW –

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EXCEED COMPANY LTD. AND SUBSIDIARIES

UNAUDITED CONDENSED STATEMENTS OF COMPREHENSIVE INCOME

	Six months ended June 30
	(in thousands except for share and per share data)
	2014	2014	2013
	US$'000	RMB'000	RMB'000

Revenue	136,244	845,202	651,947

Cost of sales	(99,023)	(614,301)	(477,233)

Gross profit	37,221	230,901	174,714

Other income and gains	784	4,861	6,587
Selling and distribution costs	(15,037)	(93,280)	(98,370)
Administrative expenses	(4,155)	(25,769)	(25,065)
Research and development expenses	(3,191)	(19,798)	(20,219)

OPERATING PROFIT	15,622	96,915	37,647

Finance costs	(56)	(349)	(882)

PROFIT BEFORE TAX	15,566	96,566	36,765

Tax	(4,212)	(26,131)	(11,266)

PROFIT FOR THE PERIOD ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY	11,354	70,435	25,499

EARNING PER SHARE
Net profit per share
Basic	0.34	2.13	0.77
Diluted	0.34	2.13	0.77

Weighted average number of shares outstanding
Basic	33,135,583	33,135,583	33,045,506
Diluted	33,137,167	33,137,167	33,045,909

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EXCEED COMPANY LTD. AND SUBSIDIARIES

CONDENSED STATEMENTS OF FINANCIAL POSITION

			As of
	As of June 30		December 31
	2014	2014	2013
	US$'000	RMB'000	RMB'000
	(Unaudited)	(Unaudited)

NON-CURRENT ASSETS
Property, plant and equipment	91,485	567,536	567,627
Prepaid land lease payments	36,007	223,376	26,355
Deposit paid for acquisition of land use rights	4,228	26,230	149,986
Total non-current assets	131,720	817,142	743,968

CURRENT ASSETS
Inventories	2,566	15,917	19,001
Trade receivables	144,784	898,179	1,143,872
Prepayments, deposits and other receivables	3,639	22,579	19,719
Cash and cash equivalents	124,117	769,973	486,647
Total current assets	275,106	1,706,648	1,669,239

CURRENT LIABILITIES
Trade and bills payables	11,117	68,963	59,160
Deposits received, other payables and accruals	11,472	71,165	54,849
Interest-bearing bank borrowings	1,612	10,000	10,000
Loan from a shareholder	8,315	51,582	-
Tax payable	2,820	17,496	9,653
Total current liabilities	35,336	219,206	133,662

NET CURRENT ASSETS	239,770	1,487,442	1,535,577

TOTAL ASSETS LESS CURRENT LIABILITIES	371,490	2,304,584	2,279,545

NON-CURRENT LIABILITIES
Loan from a shareholder	672	4,172	48,747
Total non-current liabilities	672	4,172	48,747

Net assets	370,818	2,300,412	2,230,798

STOCKHOLDER’S EQUITY
Issued share capital	4	23	23
Treasury shares	(2,563)	(15,898)	(15,898)
Retained profits	290,047	1,799,335	1,736,428
Reserves	83,330	516,952	510,245

Total equity	370,818	2,300,412	2,230,798

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EXCEED COMPANY LTD. AND SUBSIDIARIES

UNAUDITED CONDENSED STATEMENTS OF CASH FLOWS

	Six months ended June 30
	(in thousands except for share and per share data)
	2014	2014	2013
	US$'000	RMB'000	RMB'000

Net cash inflow from operating activities	58,223	361,204	308,211
Net cash outflow from investing activities	(13,233)	(82,096)	(107,566)
Net cash inflow from financing activities	673	4,172	37,461
Effect of exchange rate changes	8	46	(368)
Net increase in cash and cash equivalents	45,671	283,326	237,738
Cash and cash equivalents at beginning of the period	78,446	486,647	637,184
Cash and cash equivalents at end of the period	124,117	769,973	874,922

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